SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              AMENDMENT NO. 1

                                    to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                 OneWave, Inc.
                             (Name of Issuer)

                   Common Stock, par value $.001 per share
                      (Title of Class and Securities)

                                 68272R108
                  (CUSIP Number of Class of Securities)

                           Charles Stefanidakis
                        Cambridge Technology Group
                             219 Vassar Street
                      Cambridge, Massachusetts  02139
                           (617)  876-2338
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                         Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                       Boston, Massachusetts  02108
                              (617) 573-4800

                               June 6, 1997
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               (X)




                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Sundar Subramaniam
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        India

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                         0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                          0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                          0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                         0 shares

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%

   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Legacy Investment Partnership
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        PN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        John J. Donovan, Jr.
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        James H. Donovan
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Carolyn S. Donovan
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Maureen D. Lantz
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Rebecca M. Donovan
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        J&S Limited Partnership
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        PN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Controller Corp., Inc.
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        CO
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        John J. Donovan, Sr.
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        IN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D

   CUSIP No. 68272R108

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Harrington Trust Limited, as Trustee of The Appleby Trust
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS*


   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        0 shares
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         0 shares
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0 shares
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
   (14) TYPE OF REPORTING PERSON*

        OO
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!


          PRELIMINARY NOTE

               This Amendment No. 1 amends a Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on May 2, 1997 on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Sundar Subramaniam, Legacy Investment Partnership, J&S Limited Partnership and Harrington Trust Limited, as Trustee of the Appleby Trust (together, the "Reporting Persons"). The Statement is hereby expressly incorporated herein by reference. As a result of the closing of transactions contemplated by the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of April 22, 1997 by and among the Reporting Persons and Avix Ventures, L.P., a Delaware limited partnership ("Avix"), a copy of which was filed as an exhibit to the Statement, the Reporting Persons have sold to Avix an aggregate of 7,748,871 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of OneWave, Inc., a Delaware corporation (the "Company").

               An Agreement to File a Joint Statement among the Reporting Persons that the Statement (and any amendments thereto) be filed on behalf of each of them was filed as an exhibit to the Statement, which is incorporated herein by reference.

          ITEM 1.   SECURITY AND ISSUER

               Common stock, par value $.001 per share (the "Common Stock"), of OneWave, Inc. (the "Company"). The Company's principal executive offices are located at One Arsenal
          Marketplace, Watertown, MA 02172.

          ITEM 2.   IDENTITY AND BACKGROUND

               (a-c)     This Amendment is filed on behalf of
          Sundar Subramaniam, Legacy Investment Partnership, a Massachusetts general partnership ("Legacy"), J&S Limited Partnership, a Massachusetts limited partnership ("J&S"), and Harrington Trust Limited, as Trustee of The Appleby Trust, a Bermuda trust (the "Trust"). The names, addresses, principal occupations and citizenship or jurisdiction of incorporation, as the case may be, of Mr. Subramaniam, Legacy, J&S and the Trust and of the partners of each of Legacy and J&S and the beneficiaries of the Trust are set forth on Exhibit A hereto.

               (d)  During the last five years, none of
          Mr. Subramaniam, Legacy (nor, to its knowledge, the partners of Legacy), J&S (nor, to its knowledge, the partners of J&S) or the Trust (nor, to its knowledge, the beneficiaries of the Trust) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e)  During the last five years, none of Mr.
          Subramaniam, Legacy (nor, to its knowledge, the partners of Legacy), J&S (nor, to its knowledge, the partners of J&S) or the Trust (nor, to its knowledge, the beneficiaries of the Trust) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

               (f)  The citizenship or jurisdiction of
          incorporation, as the case may be, of each of the Reporting Persons, including each of the partners of each of Legacy and J&S and the beneficiaries of the Trust, is set forth on Exhibit A hereto.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

               Not applicable.

          ITEM 4.   PURPOSE OF TRANSACTION

               As set forth in the Statement, the terms of which are expressly incorporated herein by reference, the Reporting Persons have made an investment decision to sell and have sold their shares of Common Stock and Avix has made an investment decision to buy and has purchased such shares.

               In connection with the execution of the Stock Purchase Agreement, on April 24, 1997, Legacy informed the Company by letter (the "April 24 Letter") of its intent to nominate pursuant to Section 2 of Article I of the Amended and Restated By-Laws of the Company (the "By-Laws") and vote, at the next scheduled annual meeting of stockholders of the Company, for a slate of Class I Directors of the Company consisting of Mr. Lennart Mengwall, a general partner of Avix, and Mr. Kevin Azzouz, a general partner of Avix, and to adopt any amendments to the By-Laws as may be necessary to accomplish such action. At the annual meeting of stockholders held on June 3, 1997, Messrs. Mengwall and Azzouz were elected directors of the Company.

               Except as described above and in Item 6 hereof, the Reporting Persons have no present plans or proposals which relate to or would result in any transaction specified in paragraphs (a) through (j) of Item 4 of
          Schedule 13D.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               Following the closing of the transactions contemplated by the Stock Purchase Agreement on June 6, 1997, the group comprised of the Reporting Persons may be deemed to have beneficial ownership of zero (0) shares (constituting zero percent (0%)) of the outstanding Common Stock. Accordingly, each of the Reporting Persons and each other person for which such disclosure is required beneficially owns zero (0) shares of Common Stock and has no sole or shared dispositive or voting power with respect to any shares of Common Stock.

               To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock previously owned by each of the respective Reporting Persons, except as otherwise set forth herein or in the Statement.

               The beneficiaries of the Trust are John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D.
          Lantz and Rebecca M. Donovan.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

               Reference is made to the Preliminary Note set forth on page 2 of this Amendment, to the information set forth in response to Item 4 and Item 5 of this Amendment and to the Statement for information relating to the existence of certain contracts, arrangements, understandings or relationships with respect to the Common Stock, which information is incorporated by reference herein.

               Pursuant to the Stock Purchase Agreement, the Reporting Persons have agreed to sell and have sold 7,748,871 shares of Common Stock to Avix. Pursuant to the terms of the Stock Purchase Agreement, between the time of the signing of the Stock Purchase Agreement and the closing of such sale, Mr. Subramaniam, Legacy, J&S and the Trust each agreed to vote the shares of Common Stock he or it owned in accordance with the instructions of Avix and to cooperate with Avix with respect to similar matters relating to the record ownership of such Common Stock. The nominations for election to the Board of Directors of the Company set forth in the April 24 Letter were made in furtherance of such obligation.

               John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D. Lantz and Rebecca M. Donovan, the general partners of Legacy (together, the "General Partners"), (i) are siblings and (ii) are beneficiaries of the Trust, the trustee of which is Harrington Trust Limited, which, following the closing of the transactions contemplated by the Stock Purchase Agreement, owns zero
          (0) shares of Common Stock. Similarly, the General Partners do not have beneficial ownership of any shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

               Other than as set forth above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.


                                  SIGNATURE

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          June 23, 1997            /s/ Sundar Subramaniam
          Date                     Sundar Subramaniam



                                  SIGNATURE

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   LEGACY INVESTMENT PARTNERSHIP

          July 23, 1997            By:/s/ John J. Donovan, Jr.
          Date                        John J. Donovan, Jr.
                                      Managing Partner

          June 24, 1997            By:/s/ James H. Donovan
          Date                        James H. Donovan

          June 28, 1997            By:/s/ Carolyn S. Donovan
          Date                        Carolyn S. Donovan

          June 23, 1997            By:/s/ Maureen D. Lantz
          Date                        Maureen D. Lantz

          June 27, 1997            By:/s/ Rebecca M. Donovan
          Date                        Rebecca M. Donovan



                                    SIGNATURE

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   J&S LIMITED PARTNERSHIP

                                   By:  CONTROLLER CORP., INC.
                                        General Partner

          June 23, 1997            By:/s/ John J. Donovan, Sr.
          Date                        John J. Donovan, Sr.
                                      President



                                    SIGNATURE

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   HARRINGTON TRUST LIMITED, as
                                   Trustee of The APPLEBY TRUST

          June 19, 1997            By:/s/ Martin Phillipps
          Date                        Martin Phillipps
                                      Managing Director


                                                             EXHIBIT A

                                        Principal        State of
                                        Occupation       Incorporation
                    Residence or        or Employment    or Citizenship
        Name        Business Address

 Sundar             219 Vassar Street   Consultant,      India
 Subramaniam        Cambridge, MA       Cambridge
                    02139               Technology
                                        Group

 Legacy Investment  219 Vassar Street   Venture          Massachusetts
 Partnership        Cambridge, MA       Capital
                    02139               Investment

 John J. Donovan,   219 Vassar Street   Manager of       United States of
 Jr.                Cambridge, MA       Strategic        America
                    02139               Relations,
                                        Cambridge
                                        Technology
                                        Group
 James H. Donovan   53 State Street     Investment       United States of
                    Boston, MA  02109   Banker,          America
                                        Goldman Sachs
                                        & Co.

 Carolyn S.         2809 Boston Street  Resident M.D.,   United States of
 Donovan            #356                Johns Hopkins    America
                    Baltimore, MD       Hospital,
                    21224               Baltimore, MD

 Maureen D. Lantz   232 Powder Mill     Housewife        United States of
                    Road                                 America
                    Concord, MA  01742

 Rebecca M.         5537 North          Business         United States of
 Donovan            Military Trail      School           America
                    #1906               Graduate
                    Boca Raton, FL
                    33496

 J&S Limited        219 Vassar Street   Investment       Massachusetts
 Partnership        Cambridge, MA       Partnership
                    02139

 Controller Corp.,  219 Vassar Street   General          Massachusetts
 Inc.               Cambridge, MA       Partner of J&S
                    02139

 John J. Donovan,   219 Vassar Street   Chairman,        United States of
 Sr.                Cambridge, MA       Cambridge        America
                    02139               Technology
                                        Group

 Harrington Trust   Cedar House         Trustee          Bermuda
 Limited, as        41 Cedar Avenue
 Trustee of The     Hamilton, Bermuda
 Appleby Trust      HM12